Exhibit 99.1

CASTOR MARITIME INC. ANNOUNCES AMENDMENT TO ITS 9.75% SERIES A CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES AND WAIVER OF ALL ACCRUED DIVIDENDS

Limassol, Cyprus, October 11, 2019 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced an agreement with all of the holders of its 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”) to waive all accumulated dividends and to adopt and to Amend and Restate the Statement of Designations of its Series A Preferred Shares (the “Agreement”).

Pursuant to the Agreement, the Company will issue 300,000 common shares to the holders of the Series A Preferred Shares in exchange for the waiver of approximately $4.3 million worth of dividends accumulated on the Series A Preferred Shares, for the period since their original issuance to June 30, 2019.  Following this issuance, the Company will have 3,318,112 issued and outstanding common shares.

The Series A Preferred Shareholders further agreed to waive all dividend obligations on the Series A Preferred Shares during the period from July 1, 2019 until December 31, 2021. The Company and the Series A Preferred Shareholders also agreed to a fixed default dividend payment rate, which replaces and reduces an increasing rate,  an increase in the redemption price of the Series A Preferred Shares to $30 from $25 per share if the Company completes an optional cash redemption and an increase in the liquidation preference to $30 per Series A Preferred Share.

As a result of the foregoing, the Company no longer has any restriction declaring dividends for holders of its common shares and the Amended and Restated Statement of Designations does not impose any such restrictions during the period from July 1, 2019 to December 31, 2021.

Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:

“We are extremely pleased to announce that we have reached an agreement to settle all our Series A Preferred Shares dividend obligations in a manner that is advantageous to the Company. A lengthy negotiation process with the Series A Preferred Shareholders came to a successful completion which provides the Company with significant cash flow relief. In addition, and equally important, in the absence of any dividend payment obligations towards our Series A Preferred Shareholders, it allows for potential common stock dividends over the next couple of years. We are confident that, with these positive developments, we are better positioned to pursue and implement our business development strategy, allowing us to achieve our ultimate goal of delivering progressive, long-term shareholder value.”

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transport a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.

The Company's fleet currently consists of two Panamax dry bulk carriers.

For more information please visit the company’s website at www.castormaritime.com

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com